Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

SPECIFIC REPURCHASE OF SHARES AND CAUTIONARY ANNOUNCEMENT

1.	INTRODUCTION AND RATIONALE

Shareholders are advised that MiX has entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, which currently holds 25.33% of MiX’s issued share capital, to repurchase all 200 828 260 MiX shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 per repurchase share, for an aggregate repurchase consideration of R473 954 694 (the “repurchase”).

“The disposal of Imperial’s minority stake in MiX is consistent with our espoused and recently demonstrated strategy to dispose inter alia of non-core and minority investments.  Imperial’s investment had no bearing on MiX’s valued supplier status, which was established through competitive, innovative products and services.  We look forward to perpetuating this business relationship in the years ahead” said Mark Lamberti Group CEO of Imperial Holdings.

It is not anticipated that the repurchase will affect the existing business relationship between MiX and the Imperial group within South Africa, a relationship founded and sustained on competitive and innovative products and services.

“At current valuation levels for MiX shares, we can see no better acquisition opportunity than investing in our own business. We expect that this transaction will be earnings and value accretive for shareholders and view this as an excellent use of our cash,” says Stefan Joselowitz, CEO of MiX.

2.	TERMS AND CONDITIONS OF THE REPURCHASE

The repurchase consideration of R2.36 per repurchase share represents a premium of 1.28% to the 30 day VWAP on the day prior to the date the repurchase consideration was agreed in writing between MiX and Imperial Corporate Services, being 29 April 2016.

In respect of the repurchase shares, Imperial Corporate Services will be entitled to receive any dividend which is declared after 29 April 2016, the record date for which falls prior to the date the repurchase is implemented.

The repurchase remains subject to the fulfilment, or waiver, as the case may be, of the following conditions precedent:

-	the board of directors of MiX approving all requisite Companies Act, 71 of 2008, (the “Companies Act”) and JSE resolutions relating to the repurchase and the share repurchase agreement;

-	the written resignations by Mark Lamberti and George Nakos as director and alternate director of the company with effect from the fulfilment date of the conditions precedent;

-	MiX obtaining the necessary approvals for the repurchase from the JSE and the Takeover Regulation Panel (“TRP”);

-	MiX obtaining a JSE and TRP fairness opinion in respect of the repurchase;

-	the shareholders of MiX (i) approving the repurchase, as required by paragraph 5.69(c) of the JSE Listings Requirements and section 48(8)(b) of the Companies Act, by way of a special resolution adopted in accordance with the requirements of sections 114 and 115 of the Companies Act (the “authorising resolution”) and (ii) by way of special resolution, resolving that the authorising resolution is revoked if the one or both of the conditions precedent below are not fulfilled or waived;

-	if the provisions of section 115(3) of the Companies Act become applicable and are timeously invoked, the authorising resolution is approved by a court, provided that this condition will be deemed to have been fulfilled if no person who voted against the resolution has required MiX to seek court approval in terms of section 115(3)(a) of the Companies Act and no court has granted any person leave to apply for a review in terms of section 115(3)(b) of the Companies Act, within the time periods provided for in those sections.

MiX will be entitled to waive this condition precedent if the Court approves the resolution in terms of section 115(3) of the Companies Act.

-	in the event that any shareholder/s of MiX who satisfy the requirements of section 164(5) of the Companies Act, have made a demand contemplated in that section by timeously delivering a written notice to MiX, such dissenting shareholders hold1% or less of the MiX shares in issue, provided that:
-	in the event that any shareholders holding more than 1% of the MiX shares exercise appraisal rights in terms of section 164 of the Companies Act in respect of the repurchase, MiX will be entitled to proceed with the repurchase if it waives this condition;
-	this condition will be deemed to have failed in the event that MiX makes an offer to a dissenting shareholder under section 164(11) of the Companies Act at a price equivalent to the repurchase consideration payable for the repurchase shares and any dissenting shareholder applies to the court, as contemplated in section 164(14)(b) of the Companies Act, to determine that such offer made by the company does not constitute fair value.

In terms of the share repurchase agreement, MiX is entitled to assign some or all of its rights in terms of the share repurchase agreement to a subsidiary.  Any repurchase shares acquired by a subsidiary of MiX will be held in treasury and any repurchase shares acquired by MiX will again form part of the authorised but unissued share capital of MiX upon repurchase.  973 954 American Depository Shares (listed on the NYSE) and 15 651 150 ordinary shares of no par value are currently held in treasury.

The share repurchase agreement includes a restraint in favour of MiX whereby the Imperial group undertakes not to acquire a business which competes with MiX for a period of 2 years and non-solicitation undertakings as well as warranties and undertakings which are normal for a transaction of this nature.

3.	FINANCIAL EFFECTS AND CAUTIONARY ANNOUNCEMENT

Shareholders are advised that a further announcement setting out the financial effects of the repurchase will be released on SENS in due course.

Shareholders are advised to continue to exercise caution when dealing in the company’s securities until a further announcement is made.

4.	SPECIFIC REPURCHASE CIRCULAR

Imperial Corporate Services currently holds 25.33% of the issued share capital of the company. As such, in terms of the JSE Listings Requirements, the repurchase constitutes a transaction with a related party.  As the repurchase is to be implemented at a 1.28% premium to the 30 day VWAP, a fairness opinion is required in accordance with the JSE Listings Requirements. An independent expert will be appointed to consider the terms of the share repurchase agreement.  An independent board will be constituted to consider and provide an opinion on the independent expert’s fairness opinion.  A copy of the independent expert’s fairness opinion will be included in the circular to be issued to MiX shareholders in respect of the repurchase.

A circular containing full details of the terms of the repurchase, as well as the salient dates and times for the general meeting, will be posted to all shareholders in due course and will be announced on SENS.

3 May 2016

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